Exhibit 19.1

MERK INVESTMENTS LLC

Investment Adviser Policies & Procedures Manual

XVII.	Insider Trading

A.	Introduction

Merk’s policy prohibits any Supervised Person from acting upon, misusing or disclosing any material, nonpublic information (“MNPI”), known as inside information. This policy applies to activity undertaken on behalf of the Firm and also to personal securities transactions of Supervised Persons. Any instances or questions regarding possible inside information must be immediately brought to the attention of the CCO and any violations of Merk’s policy will result in disciplinary action and/or termination.

Merk’s policy also prohibits portfolio pumping, window dressing, or style drift or any other similar activities.

B.	Background

Various state and Federal Securities Laws (e.g., Advisers Act Section 204A) require every investment adviser to establish, maintain and enforce written policies and procedures reasonably designed ( taking into consideration the nature of such adviser’s business) to prevent the misuse of MNPI in violation of the Advisers Act or other securities laws by the investment adviser or any person associated with the investment adviser.

C.	Oversight

The CCO has the responsibility for the implementation and monitoring of the Firm’s Insider Trading Policy, practices, disclosures and recordkeeping.

D.	Procedure

Merk has adopted various procedures to implement the Firm’s insider trading policy and reviews to monitor and verify the Firm’s policy is observed, implemented properly and amended or updated, as appropriate, which are summarized as follows:

●	The insider trading policy is contained within the Code of Ethics for Merk and is distributed to all Supervised Persons, and new Supervised Persons upon hire and requires written acknowledgement by each Supervised Person at that time and on an annual basis thereafter.

●	As specified in the Code of Ethics, the Firm maintains a Restricted List of securities for which Access Persons[30] have the potential to obtain MNPI, and that Supervised Persons are prohibited from trading personally or on behalf of the Firm or any others.

●	Access Persons must disclose personal securities accounts and report at least quarterly any reportable transactions in their Supervised Person and Supervised Person-related personal accounts, which must include all transactions occurring during the quarter.

●	Supervised Persons must report to the CCO all business, financial or personal relationship that could result in access to MNPI.

●	The CCO or their delegate reviews all reportable personal securities transactions for Supervised Person and Supervised Person-related accounts.

●	The CCO provides guidance to Supervised Persons on any possible insider trading situation or question.

●	The CCO prepares a written report to the President/CIO of Merk and the Merk Funds CCO for reporting to the Merk Fund Board of Directors of any possible violation of the Firm’s Insider Trading Policy for implementing corrective and/or disciplinary action.

[30]	“Access Person” has the same meaning as set forth in Rule 204A-1 under the Advisers Act.